

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 01 2007
DIVISION OF MARKET REGULATION

| SEC FILE NUMBER |
|---|
| 8 – 52942 |

**FACING PAGE**
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING **January 1, 2006** (MM/DD/YY) AND ENDING **December 31, 2006** (MM/DD/YY)

### A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Sanford C. Bernstein & Co. , LLC**

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**1345 Avenue of the Americas**
(No. and Street)

| **New York** | **New York** | **10105** |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

**Philip Wiegand** **(914) 993-2494**
(Area Code - Telephone No.)

PROCESSED
MAR 07 2007
THOMSON FINANCIAL

### B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**PricewaterhouseCoopers LLP**
(Name - *if individual, state last, first, middle name*)

| **300 Madison Avenue** | **New York** | **New York** | **10017** |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 01 2007
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

## OATH OR AFFIRMATION

I, Edward Farrell, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Sanford C. Bernstein & Co., LLC as of December 31, 2006 are true and correct. I further swear (or affirm), that neither the company nor any partner, proprietor, principle officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

CFO
Title

Notary Public
KIM V MITCHELL
Notary Public, State of New York
No. 01MI5065197
Qualified In Queens County
Commission Expires Sept. 3, 20 10

This report contains (check all applicable boxes):

(x) Facing Page
(x) An Oath or Affirmation
(x) Statement of Financial Condition
(x) Statement of Income
(x) Statement of Changes in Member's Equity
(x) Statement of Cash Flows
( ) Consolidated Statement of Changes in Liabilities Subordinated to Claims of General Creditors
(x) Computation of Net Capital
(x) Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
(x) Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3
( ) A Reconciliation, including appropriate explanation, of the computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Rule 15c3-3
(x) Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
( ) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
( ) A copy of the SIPC Supplemental Report
( ) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
(x) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7
(x) Supplementary Report of Independent Auditors on Internal Control

# Sanford C. Bernstein & Co., LLC

(an indirect wholly-owned subsidiary of AllianceBernstein L.P.)

Statement of Financial Condition

December 31, 2006

(with Independent Auditors' Report Thereon)





**PricewaterhouseCoopers LLP**
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

**Report of Independent Auditors**

To the Board of Directors and Member of Sanford C. Bernstein & Co., LLC:

In our opinion, the accompanying statement of financial condition, presents fairly, in all material respects, the financial position of Sanford C. Bernstein (the "Company") at December 31, 2006, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and the significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Sanford C. Bernstein & Co., LLC as of December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP

February 27, 2007

**SANFORD C. BERNSTEIN & CO., LLC**
(an indirect wholly-owned subsidiary of
AllianceBernstein L.P.)

**Statement of Financial Condition**

December 31, 2006

(in thousands)

**ASSETS**

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 157,574 |
| Securities and cash segregated under Federal and other regulations | | 1,880,955 |
| Receivables: | | |
| Brokers and dealers | | 2,238,495 |
| Customers | | 492,953 |
| Affiliates | | 1,403 |
| Officers | | 10,017 |
| Other assets | | 27,541 |
| **Total assets** | **$** | **4,808,938** |

**LIABILITIES AND MEMBER'S EQUITY**

| | | |
|---|---|---|
| Payables: | | |
| Brokers and dealers | $ | 502,456 |
| Customers | | 3,979,209 |
| Officers | | 7,285 |
| Due to Parent | | 71,714 |
| Overdrafts payable | | 35,162 |
| Accrued compensation and benefits | | 6,184 |
| Accrued expenses and other liabilities | | 10,722 |
| **Total liabilities** | | **4,612,732** |
| Commitments and contingencies (Note 5) | | |
| Member's equity | | 196,206 |
| **Total liabilities and member's equity** | **$** | **4,808,938** |



The accompanying notes are an integral part of the statement of financial condition.

**SANFORD C. BERNSTEIN & CO., LLC**
(an indirect wholly-owned subsidiary of
AllianceBernstein L.P.)

Notes to the Statement of Financial Condition

December 31, 2006

(in thousands)

**(1) Organization and Description of Business**

Sanford C. Bernstein & Co., LLC (the "Company") is an indirect wholly-owned subsidiary of AllianceBernstein L.P. ("AllianceBernstein" or the "Parent"), which is majority owned by AXA, the holding company for an international group of insurance and related financial services companies. The Company was formed on October 2, 2000 as a result of the Parent's acquisition of the business including the assets and liabilities of SCB Inc., an investment research and management company formerly known as Sanford C. Bernstein Inc. ("Bernstein"). The Company provides self-clearing brokerage services in United States markets and investment management and custodial services to both individual and institutional customers. The Company derives a significant portion of its revenues and incurs allocated expenses from affiliates in performing these services. *See Note 7*, Related Party Transactions, for a discussion of these related party transactions.

**(2) Significant Accounting Policies**

***(a) Basis of Presentation***

The Company is a single member limited liability company ("LLC") with the Parent, a Delaware limited partnership, as the member.

The Company's statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of the statement of financial condition requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

***(b) Cash and Cash Equivalents***

Cash and cash equivalents include cash on hand, demand deposits and highly liquid investments including money market accounts with actual maturities of three months or less.

***(c) Securities Transactions***

Customer securities transactions are reported on a settlement date basis. Receivables from and payables to customers include amounts due on cash and margin transactions. Securities owned by customers are held as collateral for receivables. Such collateral is not reflected in the statement of financial condition. Principal securities transactions are recorded on a trade date basis.

The Company accounts for transfers of financial assets in accordance with Statement of Financial Accounting Standards No. 140, *"Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities."* Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received in connection with the transaction and are included in receivables from and payables to brokers and dealers in the statement of financial condition. Securities borrowed transactions require the Company to deposit cash collateral with the lender. With respect to securities loaned, the Company receives cash collateral from the borrower. The initial collateral advanced or received approximates or is greater than the fair value of securities borrowed or loaned. The Company monitors the fair value of the securities borrowed and loaned on a daily basis and requests additional collateral or returns excess collateral, as appropriate.

***(d) Compensatory Option Plans***

Employees of the Company are eligible to participate in the compensatory Holding Unit award and option plans maintained by AllianceBernstein. There were no Holding Unit or option awards granted to Company employees during 2006.

***(e) Income Taxes***

The Company is a single member LLC which is treated as a disregarded entity by its Parent for tax purposes. The Parent, a private limited partnership, is not subject to federal or state corporate income taxes. However, the Parent is subject to a 4% New York City unincorporated business tax ("UBT"). Payments of the UBT are made by the Parent on behalf of the Company. The Company periodically makes payments to its Parent with respect to this account throughout the year.

***(f) Investments***

On March 7, 2006, the Company exchanged its remaining New York Stock Exchange ("NYSE") membership for an investment in shares in the NYSE, which is included in other assets with a fair value of $2,156. The investment is stated at fair value.

***(g) Fair Value of Financial Instruments***

Substantially all of the Company's financial instruments are carried at fair value or amounts approximating fair value. Cash and cash equivalents, securities and cash segregated under Federal and other regulations, United States Treasury Bills and receivables are carried at fair value or contract amounts, which approximate fair value, due to their short period to maturity and repricing characteristics. Similarly, liabilities are carried at amounts approximating fair value.

(in thousands)

*(h) Dividends Paid to Parent*

It is the Company's intention to distribute to the Parent the majority of the net income earned each year and other amounts as directed by the Parent, subject to certain regulatory net capital requirements and restrictions.

*(i) Debt*

In 2006, SCB LLC entered into four separate uncommitted credit facility agreements with various banks, each for $100 million. As of December 31, 2006, there were no amounts outstanding under these credit facilities. During January and February of 2007, SCB LLC increased three of the agreements to $200 million each and entered into an additional agreement for $100 million with a new bank.

**(3) Securities and Cash Segregated under Federal and other Regulations**

As of December 31, 2006, $1,863,957 (cost of $1,852,117) of United States Treasury Bills were segregated in a special reserve bank custody account for the exclusive benefit of customers under Rule 15c3-3 of the Securities Exchange Act of 1934, as amended ("Exchange Act").

As of December 31, 2006, United States Treasury Bills of $16,998 (cost of $16,592) were pledged as collateral with clearing organizations.

**(4) Receivables from and Payables to Brokers and Dealers**

Amounts receivable from and payable to brokers and dealers as of December 31, 2006 consist of the following:

| | Receivables | Payables |
|---|---|---|
| Deposits for securities borrowed/loaned | $ 2,182,167 | $ 489,093 |
| Receivables/payables on unsettled trades | 33,668 | 7,615 |
| Securities failed-to-deliver/receive | 22,660 | 5,748 |
| | $ 2,238,495 | $ 502,456 |

**(5) Commitments and Contingencies**

The Company is involved in various employee arbitrations, regulatory inquiries, administrative proceedings, and litigation, some of which allege material damages, and the Company may be involved in additional matters in the future. While any proceeding or litigation has the element of uncertainty, the Company believes that the outcome of any one of the other lawsuits or claims that is pending or threatened, or all of them combined, will not have a material adverse effect on the Company's financial condition.

(in thousands)

**(6) Profit Sharing Plan**

The Parent maintains a qualified profit sharing plan covering all eligible regular employees of the Company. Participants are permitted, within limitations imposed by tax law, to make pre-tax and after-tax contributions to the plan. Contributions for the Company's employees are limited to the maximum amount deductible for federal income tax purposes.

**(7) Related Party Transactions**

Payables to officers represent brokerage cash accounts of principal officers of the Company and the Parent.

The Company utilizes the Parent's advisory services for the management of discretionary accounts, and as such is liable to the Parent for these services. The Company collects investment management fees from its customers and remits the full amount of these fees to the Parent. Included in both the balance of receivables from customers and due to Parent, as of December 31, 2006, was $21,898 of investment management fees.

There was no outstanding loan balance due to Parent by the Company as of December 31, 2006. When there were borrowings, the interest rate, at the option of the Parent, was a floating rate based on the federal funds rate. In 2006, the weighted average interest rate on the loan was 4.98% and the related payable on this loan, as of December 31, 2006, was $8,641.

The Company maintains an introducing broker agreement with Sanford C. Bernstein Limited ("SCBL"), an affiliate located in the United Kingdom. Accordingly, the Company receives from SCBL a percentage of the revenues generated by executions of European securities by SCBL for the Company's customers. Receivables from affiliates as of December 31, 2006 included $616 due from SCBL.

**(8) Net Capital Requirement**

As a broker-dealer and member of the New York Stock Exchange, Inc. ("NYSE"), the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Exchange Act. The Company computes its net capital under the alternative method permitted by the rule, which requires that minimum net capital, as defined, equal the greater of $1 million or two percent of aggregate debit items arising from customer transactions, as defined. As of December 31, 2006, the Company had net capital of $154,052, which was $112,585 in excess of the minimum net capital requirement of $41,467. As of December 31, 2006, $103,667 was not available for payment of cash dividends and advances.

Advances, dividend payments to the Parent and other equity withdrawals by the Company are restricted by the regulations of the SEC, NYSE, and other securities agencies.

## (9) Risk Management

### *(a) Customer Activities*

In the normal course of business, the Company's brokerage activities involve the execution, settlement, and financing of various customer securities trades, which may expose the Company to off-balance sheet risk by requiring the Company to purchase or sell securities at prevailing market prices in the event the customer is unable to fulfill its contracted obligations.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to the customer, subject to various regulatory and internal margin requirements. These transactions are collateralized by cash or securities in the customer's account. In connection with these activities, the Company may execute and clear customer transactions involving the sale of securities not yet purchased. The Company seeks to control the risks associated with margin transactions by requiring customers to maintain collateral in compliance with the aforementioned regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customers to deposit additional collateral, or reduce positions, when necessary. A majority of the Company's customer margin accounts are managed on a discretionary basis whereby the Parent maintains control over the investment activity in the accounts. For these discretionary accounts, the Company's margin deficiency exposure is minimized through maintaining a diversified portfolio of securities in the account and by virtue of the Parent's discretionary authority and the Company's role as custodian.

The Company may enter into forward foreign currency contracts on behalf of accounts for which the Company acts as custodian. The Company minimizes credit risk associated with these contracts by monitoring these positions on a daily basis, as well as by virtue of the Parent's discretionary authority and the Company's role as custodian.

In accordance with industry practice, the Company records customer transactions on a settlement date basis, which is generally three business days after trade date. The Company is exposed to risk of loss on these transactions in the event of the customer's or broker's inability to meet the terms of their contracts, in which case the Company may have to purchase or sell financial instruments at prevailing market prices. The risks assumed by the Company in connection with these transactions are not expected to have a material effect upon the Company's financial condition or results of operations.

### *(b) Other Counterparties*

The Company is engaged in various brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

(in thousands)

In connection with the Company's security borrowing and lending arrangements, which constitute the majority of the receivables from and payables to brokers and dealers, the Company enters into collateralized agreements which may result in credit exposure in the event the counterparty to a transaction is unable to fulfill its contractual obligations. Security borrowing arrangements require the Company to deposit cash collateral with the lender. With respect to security lending arrangements, the Company receives collateral in the form of cash in amounts generally in excess of the market value of the securities loaned. The Company minimizes credit risk associated with these activities by establishing credit limits for each broker and monitoring these limits on a daily basis. Additionally, security borrowing and lending collateral is marked to market on a daily basis, and additional collateral is deposited by or returned to the Company as necessary.

**(10) Accounting Pronouncements**

During 2006, the Company adopted SFAS No. 123-R, "*Accounting for Stock-Based Compensation*"; *see Note 2* for a discussion of the adoption of SFAS 123-R.

In June 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48 ("FIN No. 48"), "*Accounting for Uncertainty in Income Taxes*", an interpretation of SFAS No.109, "*Accounting for Income Taxes*". FIN No. 48 requires that the effects of a tax position be recognized in the financial statements only if, as of the reporting date, it is "more likely than not" to be sustained based solely on its technical merits. In making this assessment, a company must assume that the taxing authority will examine the tax position and have full knowledge of all relevant information. FIN No. 48 became effective on January 1, 2007. The Company currently estimates that the implementation of FIN No. 48 will not have a material impact on its results of operations, liability for income taxes, or stockholder's equity in 2007.


END